Exhibit 99.1

Therapix Biosciences Provides Update Regarding FSD Acquisition

TEL AVIV, Israel, Dec. 11, 2018 /PRNewswire/ -- Therapix Biosciences Ltd. (“Therapix” or the “Company”) (Nasdaq: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, is providing an update to shareholders regarding the previously announced binding letter of intent dated October 22, 2018 (the “LOI”) with FSD Pharma Inc. (“FSD”) (CSE: HUGE) (OTCQB: FSDDF) (FRA: 0K9) for the acquisition of the Company by FSD (the “Transaction”).

It was agreed that the terms of the LOI are to be superseded by a definitive agreement, which the parties intended to execute within 30 days. The LOI by its terms lasted until November 19, 2018 but is automatically extended for additional one-week terms unless either party delivers a written notice of termination three (3) days prior to the expiration of the applicable term.  The Company and FSD are still in negotiations and FSD wishes to modify certain material terms of the Transaction.

The Transaction is still being negotiated.  The Company cannot guarantee that those negotiations will result in entering into a definitive agreement or when or if the Company’s board of directors would approve any proposal by FSD to modify the terms of the LOI.

About Therapix Biosciences (Nasdaq: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of Senior Executives and Scientists. Its focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on repurposing an FDA-approved cannabinoid (Dronabinol): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of Obstructive Sleep Apnea (OSA), and the treatment of Pain; THX-130 for the treatment of Mild Cognitive Impairment (MCI) and Traumatic Brain Injury (TBI); THX-150 for the treatment of infectious diseases; and THX-160 for the treatment of pain. Please visit our website for more information at www.therapixbio.com.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements in this press release include statements regarding the proposed Transaction.  Because such statements deal with future events and are based on Therapix’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Therapix could differ materially from those described in or implied by the statements in this press release, including the possibility the Transaction may be substantially modified or may not be consummated. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Therapix’s Annual Report on Form 20-F filed with the SEC on April 30, 2018 and in subsequent filings with the SEC. Except as otherwise required by law, Therapix disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
Oz Adler, CFO
IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com